SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
GOODRICH PETROLEUM CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
382410843
(CUSIP Number)
Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: David Young
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 382410843		Page 2 of 10

1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,765,564 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,765,564 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,765,564 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.74% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount (i) includes 195,686 Shares issuable upon conversion of Convertible Notes (as defined herein) held for the account of AIOM VII (as defined herein) at any time at the option of the holder, and (ii) excludes 28,447 Shares issuable upon exercise of Warrants held for the account of AIO V (as defined herein), and 30,332  Shares issuable upon exercise of Warrants held for the account of AIV 1 (as defined herein), that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)
Calculation is based on 12,655,785 Shares outstanding as of November 10, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 13, 2020, plus the 195,686 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

SCHEDULE 13D
CUSIP No. 382410843		Page 3 of 10

1	NAMES OF REPORTING PERSONS
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,765,564 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,765,564 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,765,564 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.74% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount (i) includes 195,686 Shares issuable upon conversion of Convertible Notes (as defined herein) held for the account of AIOM VII (as defined herein) at any time at the option of the holder, and (ii) excludes 28,447 Shares issuable upon exercise of Warrants held for the account of AIO V (as defined herein), and 30,332 Shares issuable upon exercise of Warrants held for the account of AIV 1 (as defined herein), that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)
Calculation is based on 12,655,785 Shares outstanding as of November 10, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 13, 2020, plus the 195,686 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

SCHEDULE 13D
CUSIP No. 382410843		Page 4 of 10

1	NAMES OF REPORTING PERSONS
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,765,564 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,765,564 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,765,564 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.74% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount (i) includes 195,686 Shares issuable upon conversion of Convertible Notes (as defined herein) held for the account of AIOM VII (as defined herein) at any time at the option of the holder, and (ii) excludes 28,447 Shares issuable upon exercise of Warrants held for the account of AIO V (as defined herein), and 30,332 Shares issuable upon exercise of Warrants held for the account of AIV 1 (as defined herein), that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)
Calculation is based on 12,655,785 Shares outstanding as of November 10, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 13, 2020, plus the 195,686 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

SCHEDULE 13D
CUSIP No. 382410843		Page 5 of 10

1	NAMES OF REPORTING PERSONS
ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
759,749 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
759,749 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
759,749 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.00% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount excludes 28,447 Shares issuable upon exercise of Warrants that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)	Calculation is based on 12,655,785 Shares outstanding as of November 10, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 13, 2020.

SCHEDULE 13D
CUSIP No. 382410843		Page 6 of 10

1	NAMES OF REPORTING PERSONS
AIO V AIV 1 HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
810,129 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
810,129 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
810,129 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount excludes 30,332 Shares issuable upon exercise of Warrants that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)	Calculation is based on 12,655,785 Shares outstanding as of November 10, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 13, 2020.

SCHEDULE 13D
CUSIP No. 382410843		Page 7 of 10

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.01 per share, (the "Shares") of Goodrich Petroleum Corporation (the “Issuer”), whose principal executive offices are located at 801 Louisiana St., Suite 700, Houston, Texas 77002. This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 24, 2018, (collectively, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c, f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii.	Anchorage Advisors Management, L.L.C. (“Management”);
iii.	Kevin M. Ulrich (“Mr. Ulrich”);
iv.	Anchorage Illiquid Opportunities V, L.P. (“AIO V”); and
v.	AIO V 1 Holdings, L.P. (“AIV 1”).

This Statement relates to Shares and Convertible Notes (as defined herein) held for the accounts of AIO V, AIV 1 and Anchorage Illiquid Opportunities Master VII (D), L.P. (“AIOM VII”).  Each of AIO V, AIV 1 and AIOM VII are investment vehicles.  Capital Group is the investment manager to each of AIO V, AIV 1 and AIOM VII and, in such capacity, exercises voting and investment power over the shares held for the accounts of AIO V, AIV 1 and AIOM VII.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

The address of the principal business office of each of the Reporting Persons is c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 9, 2021, the Issuer issued $15 million of its newly-issued 13.50% Convertible Second Lien Senior Secured Notes due 2023 (“Convertible Notes”), of which AIOM VII purchased $4.174 million Convertible Notes. The Convertible Notes are convertible into Shares, at any time at the option of the holder, at a conversion price of $21.33, subject to adjustment from time to time as set forth in the Convertible Notes Indenture.  The funds used for the purchase of the Convertible Notes came from the working capital of AIOM VII. No borrowed funds were used to purchase the Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

SCHEDULE 13D
CUSIP No. 382410843		Page 8 of 10

(a, b)          The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Capital Group	1,765,564 (2)	13.72% (5)
Management	1,765,564 (2)	13.72% (5)
Mr. Ulrich	1,765,564 (2)	13.72% (5)
AIO V	759,749 (3)	6.00% (5)
AIV 1	810,129 (4)	6.40% (5)

(1)  The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2)  Pursuant to Rule 13d-3(d) under the Act, this amount (i) includes 195,686 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII at any time at the option of the holder, and (ii) excludes 28,447 Shares issuable upon exercise of Warrants held for the account of AIO V, and 30,332 Shares issuable upon exercise of Warrants held for the account of AIV 1, that the Reporting Persons have the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(3)  This amount excludes 28,447 Shares issuable upon exercise of Warrants that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(4)  This amount excludes 30,332 Shares issuable upon exercise of Warrants that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(5)    Calculation is based on 12,655,785 Shares outstanding as of November 10, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on November 13, 2020, plus, for purposes of Capital Group’s, Management’s and Mr. Ulrich’s percentage calculation, the 195,686 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c)	Except as described in Item 3 of this Amendment No. 1, there were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d)	This Item 5(d) is not applicable.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

SCHEDULE 13D
CUSIP No. 382410843		Page 9 of 10

On March 9, 2021, the Issuer, AIOM VII, and certain funds and accounts management by Franklin Advisers, Inc., as investment manager, entered into a Note Purchase and Exchange Agreement (“Exchange Agreement”) pursuant to which: (i) the parties to the Exchange Agreement agreed to deliver or cause to be delivered to the Issuer all right, title and interest in the 13.50% Convertible Second Lien Senior Secured Notes due 2022 previously issued by the Issuer (the “Existing Notes”) held by it with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof (each, an “Exchanging Noteholder”); (ii) subject to the preceding condition, the Issuer agreed to issue to each such Exchanging Noteholder, Convertible Notes in an aggregate principal amount equal to that set forth in the Exchange Agreement; (iii) and each new purchaser agreed to purchase the principal amount of Convertible Notes at the purchase price set forth in the Exchange Agreement.  Pursuant to the Exchange Agreement, AIOM VII agreed to purchase $4,174,000 million worth of Convertible Notes, which are convertible at a conversion price for $21.33 into 195,686 Shares (with fractional shares paid in cash pursuant to the Convertible Notes indenture).  The Reporting Persons did not have any Existing Notes to exchange.

Also in connection with the issuance of the Convertible Notes on March 9, 2021, the Issuer, AIOM VII and certain funds and accounts management by Franklin Advisers, Inc., as investment manager, entered into a Registration Rights Agreement (“Rights Agreement”) pursuant to which, after the closing of the Convertible Notes issuance pursuant to the Exchange Agreement, the parties to the agreement, including AIOM VII, are entitled to certain rights with respect to demanding registration under the Securities Act of 1933 of the Issuer’s registrable securities.

The description and summary of each of the Exchange Agreement and the Rights Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Exchange Agreement and the Rights Agreement, which is included as Exhibit E and Exhibit F, respectively, to this Schedule 13D and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit E:	Note Purchase and Exchange Agreement, dated March 9, 2021

Exhibit F:	Registration Rights Agreement, dated March 9, 2021

SCHEDULE 13D
CUSIP No. 382410843		Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2021
ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/	Kevin M. Ulrich

ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

AIO V AIV 1 HOLDINGS, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer